UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

In accordance with the resolutions adopted at the General Ordinary and Extraordinary Shareholders Meeting of Grupo Aeroportuario del Pacífico, S.A. de C.V. (hereinafter the “Company”), held on February 7, 2006, the shareholders of the Company are called to a General Ordinary Shareholders’ Meeting that will commence at 10:00 a.m. on May 25, 2006, in the ground floor auditorium of Tower B at 400 Paseo de los Tamarindos, Colonia Bosques de las Lomas, Mexico City, Mexico, 05120 to address the following matters:

ORDER OF THE DAY

a)	Proposal, discussion and approval, in accordance with Article 15 of the Company’s bylaws, of the number of directors who will constitute the board of directors of the Company.
b)	Proposal, discussion and election by the holders of the Company’s Series BB shares of four directors of the Company and their alternates, in accordance with Article 6 of the Company’s bylaws.
c)

Proposal, discussion and, if applicable, election of the candidates appointed by Nacional Financiera, S.N.C., for the positions of director and alternate director, in accordance with Article 15 of the Company’s bylaws.

d)

Proposal, discussion and appointment of one director to serve as a member of the Nominations and Compensation Committee proposed by holders of the Company’s Series B shares representing 10% (ten percent) of the corporate equity of the Company in accordance with Article 29 of the Company’s bylaws, following the report of the Nominations and Compensation Committee regarding such director’s independence.

e)

Recognition of any new shareholder or group of shareholders that owns at least 10% of the outstanding capital stock of the Company that are entitled to propose candidates for the position of director, if applicable.

f)

Proposal and discussion of the attached list of director candidates prepared by the Nominations and Compensation Committee and, if applicable, election of such candidates to fill vacancies on the board of directors, in accordance with Article 15 of the Company’s bylaws.

g)

Proposal, discussion and ratification of the appointment, or termination and replacement, as applicable, of the Secretary of the board of directors and the statutory auditors (comisarios) of the Company.

h)

Proposal, discussion and ratification of the appointment, or replacement, as applicable, of members of the Company’s Nominations and Compensation Committee appointed by holders of the Company’s Series B shares, in accordance with Article 29 of the Company’s bylaws.

i)	Resolutions regarding the Nominations and Compensation Committee’s consideration of the compensation to be provided to members of the board of directors and the committees of the Company.

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j)	Adoption of such resolutions as may be deemed necessary or convenient in order to give effect to the decisions reached in respect of the foregoing matters.

Only those shareholders who are registered in the Shareholder Registry Book of the Company, which shall be closed three business days prior to the date of the meeting, on May 22, 2006, will be eligible to attend this shareholders’ meeting.

To attend the meeting, a shareholder must deposit his or her shares with a national or foreign securities depositary institution in accordance with Mexican law and obtain a certificate of deposit or other suitable proof of deposit. Shares may be withdrawn from the depositary following the conclusion of the meeting.

To attend the meeting a shareholder must obtain an admission card, which shall be issued to any shareholder meeting the above requirements at his or her request and which must be presented to the Secretary of the Company at least 24 hours before the time when the meeting is scheduled to be held, jointly with the certificate of deposit obtained pursuant to the above paragraph.

A shareholder may be represented at the shareholders’ meeting by a person authorized to serve as his or her representative through a proxy signed in the presence of two witnesses or through any other proxy or power of attorney granted as provided by applicable law. However, with regards to any capital stock of the Company that is listed on any stock exchange, the representative may only prove his or her powers through a power of attorney that is granted in the form prescribed by the Company.

As of the publication of this notice, certain information and documents related to the matters to be discussed at the shareholders’ meeting, as well as the form of power of attorney prescribed by the Company shall be made available to shareholders and their legal representatives.

The Secretary of the Board of Directors of the Company is Mario Roberto Martínez Guerrero, whose offices are located on the twentieth floor of Tower B at 400 Paseo de los Tamarindos, Colonia Bosques de las Lomas, Mexico City, Mexico, 05120.

Mexico City, Mexico

March 4, 2006.

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LIST OF CERTAIN DIRECTORS AND DIRECTOR CANDIDATES

The election of the following members of the board of directors of the Company, who currently serve as independent directors, will be submitted for ratification by shareholders:

•

Mr. Francisco Glennie y Graue. Mr. Glennie y Graue has served previously as an alternate member of our board of directors and as a member of our audit committee. Since 2003, he has been affiliated with Challenger, Gray and Christmas, a U.S. human resource consulting firm, as its representative in Mexico City following several years as an independent executive search consultant. He had previously served as vice-president of human resources for Pepsi Cola in Mexico and as the director of human resources for the Latin America region of Frito Lay. Mr. Glennie y Graue has also served in human resources positions of increasing seniority at such companies as Unilever and Sabritas, one of Mexico’s leading snack food companies, following several years in various human resources positions at Ford Motor Company. Mr. Glennie y Graue obtained his B.A. in industrial relations at the Universidad Iberoamericana in Mexico City and has completed the Senior Management Program at the Instituto Panamericano de Alta Direccion de Empresa in Mexico City.

•

Mr. Francisco Javier Fernández Carbajal. Mr. Fernandez Carbajal is a member of our board of directors and has been since April 27, 2005. Since 2002 he has served as a consultant for public and private investment transactions including mergers, acquisitions, strategic joint ventures and debt and equity issuances, and his experience includes transactions in domestic and international markets. From 2000 to 2002 he served as General Director of the Corporate Development division at Grupo BBVA Bancomer, S.A. de C.V. after having held other positions at BBVA Bancomer since 1991. From 1989 through 1991 he held positions at Acciones Bursatiles, S.A. de C.V. and Fianzas Monterrey, S.A. He has been a member of various boards of directors of companies in several industries, including Grupo Gigante, S.A. de C.V. (supermarkets), Ixe Grupo Financiero, S.A. de C.V. (finance), Formento Economico Mexicano (FEMSA), S.A. de C.V. (beverage production and distribution), Grupo Bimbo, S.A. de C.V. (food products) and Infommersion, Inc. (software developer). Mr. Fernandez Carbajal has a degree in engineering from the Instutito Tecnologico y de Estrudios Superiores de Monterrey (ITESM) and a master’s degree from the Harvard Business School.

•

Mr. José Manuel Rincón Gallardo Purón. Mr. Rincon Gallardo Puron is an accountant who currently serves on the boards of directors and audit committees of numerous large Mexican companies, including Cemex, S.A. de C.V. and Grupo Financiero Banamex, a subsidiary of Citigroup. He has also served as a managing partner of KPMG Mexico and has served on various committees of KPMG at a national and international level. Prior to joining KPMG, he was a partner at Ernst & Young in Mexico. He is a member of the Mexican Institute of Public Accounts and the Mexican Institute of Financial Executives. He received a degree in accounting from the Universidad Nacional Autonoma de Mexico and has studied administration and finance at the Wharton School of the University of Pennsylvania, Stanford University and the University of California at Los Angeles.

In addition, the Company’s Nominations and Compensation Committee has selected, from a preliminary list prepared by its special advisor Korn/Ferry International, candidates whom it believes are best qualified to fulfill the vacant director positions, in accordance with the by laws of the Company.

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Following the ratification of the election of the three current independent directors listed above, Series B shareholders with more than 10% of corporate equity of GAP may elect a maximum of four additional members of the board of directors.

The following candidates will be submitted for election as directors:

•

Luis Tellez Kuenzler. Mr. Tellez is a co-director of The Carlyle Group in Mexico and sits on the boards of directors of companies such as Bancomer and Femsa. Previously he served as an executive vice-president of Desc, S.A. de C.V., a diversified manufacturing company and, prior to that, as Mexico’s energy minister. Before becoming energy minister, he held various senior roles in Mexico’s federal government and was a lead negotiator of the North American Free Trade Agreement. He holds an undergraduate degree in economics from the Instituto Tecnologico Autonomo de Mexico (ITAM) and a doctorate degree in economics from the Massachusetts Institute of Technology (MIT).

•

Augusto Sergio Paliza Valdez. Mr. Paliza is currently a member of the board of directors of companies such as Kimberly Clark de México, S.A. de C.V. and Sanborns Hermanos, S.A. He has had a long career in the financial industry having served as Chief Financial Officer of Kimberly Clark de México, S. A., Massey Ferguson de México, Baker Oil Tools, Inc. in Mexico City and as International Audit Manager at Arthur Andersen & Co. He holds a degree in accounting from Universidad Nacional Autónoma de México.

•

Ernesto Vega Velasco. Mr. Vega is currently a member of the board of directors, audit committee and compensation committee of Grupo Desc, where he spent most of his career in various senior roles. He is also a member of the boards of directors of several other companies including Wal-Mart of Mexico. He is the chairman of the board and a member of the audit committee of the Bolsa Mexicana de Valores (the Mexican Stock Exchange). Mr. Vega is an accountant and has served as the president of Mexico’s Commission on Accounting Principles. He holds a degree in accounting from the Instituto Tecnologico Autonomo de Mexico (ITAM).

•

Enrique Castillo Sánchez Mejorada. Mr. Castillo is the president and chairman of Ixe Grupo Financiero S.A. de C.V. He has had a long career in the financial industry, having served as an executive director of Credit Suisse First Boston, as a partner in Xitus, S.C., as the director general of Grupo Financiero InverMéxico, S.A., as the director general of Seguros America, as an executive director of Casa de Bolsa Inverlat, S.A., and as a director of Nacional Financiera, S.A., among other posts. He holds a business administration degree from the University of Anahuac.

The Company’s Nominations and Compensation Committee has determined that each of the current independent directors and each of the four proposed candidates satisfy the criteria for independent directors under Article 14 of the Mexican Securities Market Act (Ley del Mercado de Valores).

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 10, 2006